SOLVAY

SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUN

02028150

SG-CC : MJT

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, March 22, 2002

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

dlw 4/11

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com

Tel : 32/2/509 68 27

82-2691

PRESS RELEASE

Press contact Tel.: 32/2/509 72 30
Investor Relations Tel.: 32/2/509 60 16
E-mail : michel.defourny@solvay.com
investor.relations@solvay.com
Internet : www.solvay-investors.com

Embargo: Brussels, 22 March 2002 at 8:00 AM

SOLVAY GROUP : FINAL 2001 RESULTS :

- **Confirmation of net current earnings of EUR 403 million**
- **Net dividend maintained at EUR 1.70 per share**

FLUORINATED SPECIALTIES : ACQUISITION OF AUSIMONT IN PROGRESS

Results of the Solvay Group and the parent company, Solvay S.A.

As announced on 18 February 2002, the Solvay Group completed the year 2001 with **net current earnings** and **net income** of EUR 403 million, down 7% from the elevated level of 2000 (EUR 433 million). It should be noted that after a first half of 2001 that was down 18% from the first half of 2000, net current earnings in the second half of 2001 were 10% above those of the second half of 2000, primarily thanks to cost control and despite the widely recognized downturn in the world economy.

In 2001 the Group took several significant steps in implementing its **strategy for change** and will still more benefit from these from 2002 onwards. These steps are aimed at :

- reinforcement of its leadership position in all activities, continuously improving their competitiveness and innovation; and
- more rapid development of the Pharmaceuticals Sector and Specialties from the other three sectors - Chemicals, Plastics and Processing.

Among these steps are two major initiatives: the acquisition now underway of Ausimont, a producer of fluorinated specialties, and the conclusion of agreements with BP concerning the acquisition of BP's specialty polymers, the creation of two joint ventures in high density polyethylene between BP and Solvay and the sale of Solvay's polypropylene business to BP.

The **net income of the parent company** Solvay S.A. amounted to EUR 202 million, up 3% from 2000.

The acquisition of Ausimont now in progress should, according to the expected timetable of the European and American clearances, close in April 2002. As the finalization of the **balance sheet** is dependent on the conclusion of this acquisition, the publication of the balance sheet is scheduled for the end of April 2002.

Prospects

The Group will benefit in 2002 from the fruits of the strategy it has followed for several years.
The beginning of the year 2002 is still marked by uncertainty concerning the short-term future of the world economy even though the first signs of recovery start to be noticeable for several products.

Results per share

(excluding minority interests)	EUR/SHARE		2001/2000	*USD/SHARE*[1]
	2000	2001	Δ%	2001
Net current earnings	**5.20**	**4.72**	**-9%**	**4.16**
Net income	5.27	4.72	-10%	4.16
Net dividend	**1.70**	**1.70**	**-**	**1.50**
Gross dividend	**2.27**	**2.27**	**-**	**2.00**
Cash flow	11.39	10.82	-5%	9.54
Number of shares (000) – at 31/12	84 365	84 445 [2]	n.a.	84 445

(1) EUR 1 = USD 0.8813 (31 December 2001) (2) not including 135 000 new shares from the exercise of warrants that carry a right to the 2001 dividend

The Auditor gave an unqualified opinion on the annual consolidated results and confirmed that the accounting information contained in this release required no commentary on his part and accurately reflects such consolidated results.

* * * *

FINAL 2001 RESULTS

SOLVAY GROUP – CONSOLIDATED RESULTS

SOLVAY GROUP	MEUR		2001 / 2000 (EUR)	MUSD [1]
(including minority interests)	2000	2001	Δ%	2001
Sales	**8 863**	**8 725**	**-2%**	**7 689**
Gross margin	2 445	2 444	-	2 154
EBIT	**666**	**628**	**-6%**	**553**
Net debt expense	-83	-90	+8%	-79
Current taxes	-123	-135	+10%	-119
Earnings from operations accounted for under the equity method [2]	-27	-	n.a.	-
Net current earnings	**433**	**403**	**-7%**	**355**
Net extraordinary items	-	-	-	-
Net income	**433**	**403**	-7%	**355**
minority interests	-11	+5	n.a.	+5
after minority interests	444	398	-10%	350
Depreciation	551	522	-5%	460
Cash flow [3]	**984**	**925**	**-6%**	**815**
EBITDA [4]	1217	1150	-6%	1013
Capital Expenditures	**812**	**2627** [5]	**n.a.**	**2315**
Research and Development	**360**	**341**	**-5%**	**301**

(1) 1 EUR = 0.8813 USD (31 December 2001)
(2) The results of the PP activities were accounted for under the equity method in 2000 and deconsolidated in 2001.
(3) Cash flow = net income plus depreciation and amortization
(4) EBITDA = EBIT plus depreciation and amortization
(5) Including the acquisition of Ausimont, announced in December 2001, and the acquisition of BP's specialty polymers through an exchange of assets

RESULTS BY SECTOR

MEUR	Sales			EBIT		
	2000	2001	01/00 Δ%	2000	2001	01/00 Δ%
Pharmaceuticals	1 548	1 769	+14%	134	203	+51%
Chemicals	2 585	2 751	+6%	233	286	+23%
Plastics	3 000	2 624	-13%	230	70	-70%
Processing	1 730	1 581	-9%	69	68	-1%
GROUP	**8 863**	**8 725**	**-2%**	**666**	**628**	**-6%**

RESULTS OF THE PARENT COMPANY, SOLVAY S.A.

- SOLVAY S.A. - (MEUR)	2000	2001
Net income for the year	197	202
Transfers to untaxed reserves	0	0
Net earnings available for distribution	**197**	**202**

* * * *

Key dates during the next six months

End of April 2002: Financial section of the Annual Report on the Internet
June 6, 2002: Annual General Meeting of Shareholders
July 31, 2002: Release of results for the first half of 2002

82-2691

Press Contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

SOLVAY

PRESS RELEASE

Embargo : March 18 2002 at 8.30 (Brussels time)

SOLVAY transfers Teveten® Rights in the U.S. to Biovail Corporation

Solvay Pharmaceuticals Marketing & Licensing AG, an affiliate of Solvay S.A., announced today that it is transferring its rights for Teveten® (eprosartan mesylate) and Teveten® HCT (eprosartan mesylate and hydrochlorothiazide combination) in the United States to Biovail Corporation. Solvay Pharmaceuticals will continue to manufacture, market and develop the product in the rest of the world. Solvay is currently marketing Teveten® in more than 20 countries worldwide and will continue launching it in the other countries.

Teveten® is an angiotensin-II receptor blocker (ARB) for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications. Teveten® HCT, which includes a diuretic, was approved November 2001 by the U.S. Food and Drug Administration (FDA) and is under regulatory review in Europe.

Biovail and Solvay Pharmaceuticals will form a joint business development committee to discuss future clinical and product development opportunities to improve the performance of Teveten® worldwide.

Solvay is fully committed to the development of its cardiology franchise, which includes Aceon® (perindopril erbumine), Teveten®, as well as Physiotens® (moxonidine), a selective imidazoline receptor agonist (SIRA). Furthermore, the Group is investing consistently in pharmaceutical research, resulting in the development of new compounds such as tedisamil and SLV 306.

"This agreement between Solvay Pharmaceuticals Marketing & Licensing and Biovail will provide the resources needed to give Teveten® increased focus in the U.S. and will allow the two companies to work together to optimize the Teveten® brand globally," said Eric Verpoorte, Vice President Business Development of Solvay Pharmaceuticals Marketing & Licensing. "It will also allow Solvay Pharmaceuticals, Inc. to focus its primary care sales force in the United States to increase sales of our recently launched ACE inhibitor, Aceon®."

Eugene Melnyk, Chairman of Biovail, commented, "The acquisition of the U.S. marketing rights to Teveten® strengthens our cardiovascular product line and will allow us to further leverage our expanding sale force. Teveten® is an excellent strategic fit with our Cardizem franchise."

BIOVAIL CORPORATION is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmaceutical products utilizing advanced drug delivery technologies. To date, Biovail technologies have been used to develop 18 products, which have generated in excess of USD 400 million in worldwide sales per annum. These proven technologies are being applied to over 16 new Biovail products currently under development.

SOLVAY PHARMACEUTICALS is ranked number 35 by world sales among pharmaceutical companies, with a turnover of some EUR 1.77 billion in 2001, and is active in selected therapeutic areas within cardiology, gastroenterology, mental health and hormone replacements. More information is available from the website www.solvaypharmaceuticals.com .

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs about 32,000 people in 50 countries. In 2001 its consolidated sales amounted to EUR 8.7 billion generated by its four sectors of activity: Pharmaceuticals, Chemicals, Plastics and Processing. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com

For further information please contact :
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30

SOLVAY PHARMACEUTICALS
Gabrielle Andres
Senior Public Affairs Representative,
Telephone: +1/770/578-5637